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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              Sabratek Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  78571 U 10 8
                                 (Cusip Number)

                                Robert C. Gienko
     Suite 110, 3315 West Algonquin Road., Rolling Meadows, Illinois 60008
                              Tel: (847) 259-7373
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notes and Communications)

                                  June 29, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject o this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described. In Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

------------------------------             -------------------------------------
CUSIP NO.  78571 U 10 8                    Page    2   of     4  Pages
------------------------------             -------------------------------------

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1        NAME OR REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert C. Gienko      S.S.N.: ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)    |  |
                                                                   (b)    |  |
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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |__|

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

             The United States of America
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                         7    Sole Voting Power          1,003,454
       NUMBER OF         -------------------------------------------------------
         SHARES          8    Shared Voting Power        0
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         9    Sole Dispositive Power     1,003,454
          EACH           -------------------------------------------------------
       REPORTING         10   Shared Dispositive Power   0
         PERSON
          WITH

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,003,454
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           |__|

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.04%
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14       TYPE OF PERSON REPORTING*

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
--------------------------------------------------------------------------------


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Item 1.           Security and Issuer.

         This Schedule 13-D, dated July 9, 1999, filed by Robert C. Gienko, relates to the common stock, par value of $.01 per share (the "Sabratek Common Stock"), of Sabratek Corporation, a Delaware corporation (the "Issuer" of "Sabratek"). The principal executive offices of the Issuer are located at 8111 North St. Louis Avenue, Skokie, Illinois 60076. All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2.  Identity and Background.

         This statement is being filed by Robert C. Gienko. His business address is Suite 110, 3315 West Algonquin Road, Rolling Meadows, Illinois 60008.

         During the last five years, Mr. Gienko has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Gienko was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 29, 1999, Sabratek issued to Mr. Gienko a total of 965,454 shares of Sabratek Common Stock in connection with the acquisition of Strategic Reimbursement Services, Inc. ("SRS"). Prior to Sabratek's acquisition of SRS, Mr. Gienko was a 59% shareholder of SRS. At the time of the Issuer's acquisition of SRS, Mr. Gienko owned 38,000 shares of Sabratek Common Stock which he acquired with his personal funds.

Item 4.  Purpose of Transaction.

NONE

Item 5.  Interest in Securities of the Issuer.

         As of June 29, 1999, Mr. Gienko is deemed to beneficially own 1,003,454 shares of Sabratek Common Stock (approximately 8.04% of the Sabratek Common Stock outstanding). The percentage of Sabratek Common Stock beneficially owned by Mr. Gienko is calculated based upon the total number of shares of Sabratek Common Stock outstanding as of the close of business on June 29, 1999.

         Set forth below is information with respect to all of Mr. Gienko's transactions in the Sabratek Common Stock within the 60 day period preceding the date of this filing.


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Date      Transaction                       Number of Shares     Price Per Share
----      -----------                       ----------------     ---------------
6/29/99   Sale on Nasdaq National Market          1,000            $21-3/8
6/29/99   Sale on Nasdaq National Market          2,000            $21-1/4
6/29/99   Sale on Nasdaq National Market          1,500            $21-13/16
6/29/99   Sale on Nasdaq National Market          2,000            $21-1/2
6/29/99   Sale on Nasdaq National Market            500            $21-7/8
6/29/99   Acquisition (see Item 3)              965,454            N/A

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

          NONE

Item 7.   Material to be Filed as Exhibits.

          NONE


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 9, 1999

                                              By: /s/ Robert C. Gienko
                                                  ------------------------------
                                                   Name: Robert C. Gienko




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